MAIL STOP 3561

July 6, 2006

Mr. David Marshall
Chief Executive Officer
Santa Monica Media Corp.
9229 Sunset Boulevard, Suite 505
Los Angeles, CA 90069

> **Re:** **Santa Monica Media Corp.**
> **Amendments 3 and 4 to Registration Statement on**
> **Form S-1**
> **File No. 333-128384**
> **Filed on June 5, 2006 and June 15, 2006**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1.	We note your response to prior comment two of our letter dated May 23, 2006 that the fee table has been revised. We are unable to locate the revision and reissue prior comment two. We note the increase in the common stock being registered in this offering. The new filing fee would only apply to the shares being added. The initial filing fee, $117.70 applies to the shares included in the initial registration statement. Please revise the fee table accordingly.

Prospectus Summary, page 1

2.   We reissue prior comment five of our letter dated May 23, 2006. Please specify
        the limited exceptions on the transfer of the common stock and warrants currently
        outstanding.

3.   Please explain why your discussion on page 7 relating to including a shareholder
        vote on approval of the board's recommended plan of dissolution would not
        commence any time a proxy is filed any time after 90 days from the 18 month
        date, or if no agreement has been entered into, on the 90th day before the 18
        month time period lapses. After the 18-months has elapsed, the six month
        extension is only for completing the proposed business combination for the letter
        of intent or merger agreement entered into prior to the expiration of the 18-month
        time period. Discuss any resultant additional risk to shareholders as a result of
        this provision, such as the additional time period that may lapse before individuals
        receive the return of their money.

4.   We note the statement that you will pay the costs associated with dissolution and
        liquidation from the remaining assets outside the trust. Provide the basis for your
        belief that there should be sufficient funds available out of the trust account.
        Please disclose how you plan to pay these costs if there are inadequate funds
        outside the trust.

5.   In light of the actions the company must take to dissolve the company, explain the
        statement on page 7 that "we will promptly dissolve and distribute to our public
        stockholders the amount in our trust account." It appears that there is no
        guarantee this will occur promptly, if a business combination is not entered into.
        Revise throughout the prospectus.

Summary Financial Data, page 10

6.   Given that the offer and sale of the warrants and the securities underlying the
        warrants are included in the "units" being registered, the offer and sale of the
        underlying securities are registered at the time of effectiveness. As a result, it
        appears you will be required to file timely updates to this registration statement
        and deliver a current prospectus at the time such warrants are exercised. In light
        of this fact, please tell us how you plan to account for these warrants upon
        issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-
        18 of EITF 00-19 you may be required to account for the warrants as liabilities
        marked to fair value each period through the income statement. Paragraph 14 of
        EITF 00-19 states that if the contract allows the company to net-share or
        physically settle the contract only by delivering registered shares, it is assumed
        that the company will be required to net-cash settle the contract, and as a result
        liability classification will be required. Paragraph 17 of EITF 00-19 states that if
        the contract requires physical or net-share settlement by delivery of registered

shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification.   Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

7.   Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification.

Risk Factors, page 10

8.   Specifically name the individuals who will be personally liable in risk factor five.

9.   Clarify whether the indemnification provision only covers claims by vendors and prospective target businesses. If there are any limitations on the indemnification provision, clearly disclose.

10.   Clearly state the risk to the company and/or investors in risk factor seven.

11.   Risk factor 17 currently contains two risks – the conflicting fiduciary duties in determining which entity to present a business opportunity and conflicts of interest associated with seeking a business combination with an entity affiliated with existing officers, directors or members of the advisory board. Please revise to include separate risk factors.

Use of Proceeds, page 21

12.   We note the statement in footnote one that the loan will be repaid from the proceeds not placed in the trust account. Clarify whether this is in addition to the $500,000 of proceeds that will not be placed in the trust or whether this amount will be paid from this amount. Revise the table itself to reflect the payment of the loan and interest.

Dilution, page 28

13.   Please explain why the deferred underwriter expense of $3,750,000 has not been deducted to arrive at pro forma net tangible book value.

Proposed Business, page 28

14.   We reissue prior comment 13 of our letter dated May 23, 2006. Since you have not yet identified a target business, certain statements in this section appear speculative. For example, we note the statement that the "knowledge and experience [of management] will assist in unlocking growth for potential business targets requiring new technology as well as those possessing new technology but are unable to market it effectively." We also note the statement that management believes "a target business would benefit from our ability to identify, source, negotiate, structure, and close strategic investments of all types" and that management believes "we will have access to substantial deal flow for a potential initial business acquisition." Given the present lack of potential target businesses, such statements are speculative. Please revise the disclosure throughout this section accordingly.

15.   Please remove the promotional statements in this section, such as the statement that management has demonstrated their ability to achieve high growth in emerging businesses and that the growth was driven by "management's keen ability to increase customer base, penetrate new markets," etc.

16.   We partially reissue prior comment 14 of our letter dated May 23, 2006. Clarify whether you intend to target emerging businesses. If so, given that this is an offering for $150 million, and the target business must have a value of at least 80% of the proceeds of the offering, please explain how you plan to find an emerging company with a value of at least 80% of $150 million. Provide the basis for other statements of management in the discussion of your competitive advantages. We may have further comment.

17.   We again note you refer to effecting a business combination with a financially unstable company or a company in its early stage of development or growth. If you plan to target these businesses, please add appropriate disclosure throughout the prospectus, including adding a risk factor. Make sure that all known criteria management will be utilizing in evaluating target businesses are clearly disclosed in this section.

18.   We note that you expect you may be contacted by unsolicited parties regarding potential target businesses. Please clarify in the prospectus whether you have been contacted to date.

19.   Please specifically name those individuals that intend to stay with the company following a business combination.

20.   We reissue prior comment 19 of our letter dated May 23, 2006. Given that management will be negotiating the business combination at the same time as they are negotiating individuals compensation arrangements, please explain the basis for the statement that "the ability of such individuals to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination." It appears this may be a significant factor in such determinations. Please revise the disclosure accordingly.

Management, page 36

21.   We reissue prior comment 21 of our letter dated May 23, 2006. Please provide the complete business experience for each member of management for the past five years, or for such longer period as management voluntarily discloses. Disclose the period during which Mr. Bredlinger was associated with Slam Dunk Productions. We also note the various companies Mr. Pulier bought or co-founded. Disclose the time periods during which he was associated with each company and the capacity. Disclose Mr. Sassa's business activities from June 2003 to June 2004.

22.   Add a bulleted point in the conflicts of interest section regarding the fact that the company may enter into a business combination with an affiliated business.

Principal Stockholders, page 42

23.   Update the disclosure as of the most recent practicable date.

Underwriting, page 50

24.   Please clearly explain the "other conditions" to the obligations of the underwriters in the underwriting agreement.

25.   We reissue prior comment 27 of our letter dated May 23, 2006. Please explain the statement that "if all of the units are not sold at the initial offering price, the underwriters may change the public offering price and other selling terms." Explain the "other selling terms" that may be changed. Please tell us how any change in the offering price or other selling terms would be reflected in the prospectus. For example, disclose whether a pre-effective amendment will be filed if the price is changed prior to effectiveness, and whether a post-effective

amendment would be filed and declared effective prior to any offers or sales being made at different prices or with different selling terms. Also, please revise to discuss the circumstances that would result in a change of your offering terms. We may have additional comment after reviewing your response.

26.   State whether the shares will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements.

Financial Statements, page F-1

Note 1 – Organization, Business Operations & Significant Accounting Policies, page F-7

27.   We note your response to prior comment 31. Please tell us why you believe that companies with market capitalizations ranging from $611 million to $112 billion would be considered comparable. We note that your proposed offering would imply a market capitalization of less than $200 million. Refer to paragraph A22 of FAS 123(R), and revise the selected companies and your disclosure accordingly.

28.   We note that the volatility assumption for the comparable companies appears to have been calculated based on a 260-day period. Please revise to calculate the volatility for each company using a period equal to the expected term of the UPO.

Note 7 – Common Stock and Warrants, page F-10

29.   We note your response to prior comment 36. Please revise your financial statement disclosures to include the specific representations made in your supplemental response. We believe that such disclosures are necessary since the fair value of the units transferred significantly exceeds the consideration received by the principal stockholder for the transfer.

Undertakings

30.   Provide the undertakings required by Item 512(a)(5) of Regulation S-K, as applicable.

Exhibits

31.   Please explain why paragraph 4 of exhibit 10.1 was omitted.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: David L. Ficksman, Esq.
         Fax: (310) 201-4746